03011532

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
FEB 28 2003
MAIL PROCESSING SECTION
WASH. D.C.
181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAI Tradex, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Brickell Avenue, 11th Floor
(No. and Street)

Miami (City) — Florida (State) — 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Kelly — (305) 913-2311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vierck & Rakoski, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

12503 SE Mill Plain Boulevard (Address) — Vancouver (City) — Washington (State) — 98684 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edward Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAI Tradex, LLC, as of ~~48379~~ December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

RAY SOSA
MY COMMISSION # DD 099781
EXPIRES: March 13, 2006
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

Notary Public

Signature

Chief Financial Officer

Title

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions *of confidential treatment of certain portions of this filing*, see *section 240.17a-5(e)(3)*.

CAI Tradex, LLC

Report on Audit of Financial Statements and Supplementary Data
For the Year Ended December 31, 2002

VIERCK & RAKOSKI, CPAs, P.C.

CAI Tradex, LLC
Table of Contents

VIERCK & RAKOSKI, CPAs, P.C.

Certified Public Accountants

12503 SE MILL PLAIN BOULEVARD, SUITE 250
VANCOUVER, WASHINGTON 98684

MARK M. VIERCK
DIRECT (503) 422-5100
DIRECT (360) 885-1500
FACSIMILE (360) 944-7938
mark@arveegroup.com

JOSEPH G. RAKOSKI
DIRECT (503) 422-6900
DIRECT (360) 885-1600
FACSIMILE (360) 944-7938
joe@arveegroup.com

Report of Independent Public Accountants

The Members
CAI Tradex, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of CAI Tradex, LLC (a Delaware Limited Liability Company) (the Company) as of December 31, 2002, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAI Tradex, LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vierck & Rakoski, CPAs, P.C.

Vancouver, Washington
February 12, 2003

CAI Tradex, LLC
Statement of Financial Condition
December 31, 2002

ASSETS

Cash	$ 2,519
Deposit with clearing organization	100,000
Receivable from clearing organization	109,605
Total assets	$ 212,124

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued expenses	$ 2,324
Payable to affiliate	3,980
	6,304
Members' equity	205,820
	$ 212,124

The accompanying notes are an integral part of the financial statements.

CAI Tradex, LLC
Statement of Income
For the Year Ended December 31, 2002

Revenues:	
Commissions	$ 1,381,226
Interest and dividends	823
Total revenues	1,382,049
Expenses:	
Fees, commissions and insurance	9,405
Salaries and benefits	13,432
Professional services	39,553
Management fee	54,329
Office and equipment	12,760
Other	13,367
Total expenses	142,846
Net income	$ 1,239,203

The accompanying notes are an integral part of the financial statements.

CAI Tradex, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2002

	Compass Holdings, Inc.	Robert Budihas	Joseph Meyer	Total
Balance as of December 31, 2001	$ 104,485	$ 113,206	$ 1,456	$ 219,147
Allocated profits	1,127,458	56,284	55,461	1,239,203
Distributions	(1,140,867)	(54,855)	(56,808)	(1,252,530)
Balance as of December 31, 2002	$ 91,076	$ 114,635	$ 109	$ 205,820

The accompanying notes are an integral part of the financial statements.

CAI Tradex, LLC
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 1,239,203
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Decrease in receivable from clearing organization	8,902
Increase in accrued expenses	2,107
Increase in payable to affiliate	192
Net cash provided by operating activities	1,250,404
Cash flows used in financing activities:	
Distributions to members	(1,252,530)
Net decrease in cash and cash equivalents	(2,126)
Cash, beginning of year	4,645
Cash, end of year	$ 2,519

The accompanying notes are an integral part of the financial statements.

CAI Tradex, LLC
Notes to Financial Statements

1. The Company and Summary of Significant Accounting Policies

The Company

CAI Tradex, LLC (the Company) is registered (registered on December 21, 1995) as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a Delaware limited liability company established on January 2, 1997. The Company's interests are not freely transferable. The Company serves as securities broker for customers of Compass Holdings, Inc.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all money market instruments to be cash equivalents. The Company places its cash with high quality institutions. At times such amounts may be in excess of the FDIC insurance limits.

Deposit with clearing organization

The Company is required to maintain a deposit of $100,000 with a third-party clearing organization. The clearing organization processes all trades and provides custodial services for the Company.

Furniture, fixtures and equipment

Furniture, fixtures and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives (3 years) of the assets. Upon disposal of an asset subject to depreciation, the accounts are relieved of the related costs and accumulated depreciation and resulting gains and losses are reflected in operations.

As of December 31, 2002, the Company had recorded an asset in the amount of $7,042, net of accumulated depreciation in the amount of $7,042, related to a capitalized lease for office equipment. Future minimum lease payments related to the capitalized lease are $3,788 in 2003.

Commissions revenue

Commissions revenue is recorded as earned.

1. The Company and Summary of Significant Accounting Policies, continued

Income taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, federal and state income taxes are not payable, or provided for, by the Company. Members are taxed individually on their share of the Company's earnings or losses. The Company's net income or loss is allocated among the members in accordance with the Amended and Restated Limited Liability Company Agreement dated January 3, 1997 (the Agreement).

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $205,820, which was $155,820 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was approximately 0.03 to 1.

3. Related Parties

The Company leases equipment on a month-to-month basis from a member. No equipment lease payments were made during 2002.

The Company pays an annual management fee to Compass Advisors, Inc. The total management fee paid during the year ended December 31, 2002 was $54,329.

The Company also made payments to Compass Advisors, Inc. in the amount of $6,387 for various services rendered.

4. Members' Equity

Allocation of income and loss

Compass Holdings, Inc., Robert Budihas and Joseph Meyer (Managing Member) are the members of the Company. Profits and losses (subject to certain special allocations) are generally allocated as follows:

- Gross Company commission revenues generated by Compass Holdings are allocated 60% to Compass Holdings.
- Net Company profits and losses are allocated 50% to Joseph Meyer and 50% to Robert Budihas.

Distributions

In accordance with the Agreement, the Managing Member determines distributions.

The Agreement provides that the Managing Member shall not permit distributions if, after giving effect to such distributions, the Company will not be in compliance with applicable regulatory requirements.

5. Commissions Revenue

Commissions revenue is shown net of transaction fees charged by the third-party clearing broker. These charges were approximately $470,000 in 2002.

Supplementary Data

Schedule I

CAI Tradex, LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2002

Net capital:	
Total members' equity qualified for net capital	$ 205,820
Net capital	205,820
Aggregate indebtedness included in statement of financial condition:	
Accrued expenses and payable to affiliate	6,304
Computation of basic net capital requirements:	
Minimum net capital required (greater of $50,000 or 6-2/3% of total aggregate indebtedness)	50,000
Excess net capital at 1,500 percent	155,820
Excess net capital at 1,000 percent	205,189
Ratio: Aggregate indebtedness to net capital	0.03 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2002):	
Net capital as reported in Company's Part II (unaudited) FOCUS report	205,820
Net capital per above	205,820

There were no material reconciling differences between the audited FOCUS report of CAI Tradex, LLC as of December 31, 2002 and the FOCUS report as originally filed.

CAI Tradex, LLC

Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements for Brokers or Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the rule because the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a broker or dealer.

VIERCK & RAKOSKI, CPAS, P.C.
Certified Public Accountants
12503 SE MILL PLAIN BOULEVARD, SUITE 250
VANCOUVER, WASHINGTON 98684

MARK M. VIERCK
DIRECT (503) 422-5100
DIRECT (360) 885-1500
FACSIMILE (360) 944-7938
mark@arveegroup.com

JOSEPH G. RAKOSKI
DIRECT (503) 422-6900
DIRECT (360) 885-1600
FACSIMILE (360) 944-7938
joe@arveegroup.com

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

The Members
CAI Tradex, LLC

In planning and performing our audit of the financial statements and supplemental schedules of CAI Tradex, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g):

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11)

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company:

1. Making quarterly securities examinations, counts, verifications, and comparisons and in the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the

expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

Vancouver, Washington
February 12, 2003